UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Resin Systems Inc.

14604 – 115A Ave, Edmonton, AB T5M 3C5

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

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News Release

Number 2, 2003

RESIN SYSTEMS COMPLETES $3,000,000 EQUITY FINANCING

Symbol:

RS – TSX Venture

Edmonton, Alberta, January 10, 2003: Resin Systems Inc. ("RSI"), a chemical technology company, today announced that it has completed the private placement of 6,000,000 units ("Units") of RSI, at a price of $0.50 per Unit, for total gross proceeds of $3,000,000.  Each Unit of RSI consists of one (1) common share and one-half of one common share purchase warrant, each whole common share purchase warrant entitling the holder thereof to acquire one (1) common share at an exercise price of $0.75 per share at any time on or before January 7, 2004.  The private placement was oversubscribed.

RSI intends to use the proceeds of the offering to establish a fully operational Canadian based manufacturing facility, infrastructure and a marketing/sales team to commercialize the manufacture and sale of composite poles by June 30, 2003.

RSI's business plan contemplates the establishment of a company-owned manufacturing facility in Canada and the United States during 2003, and third party licenses to equip and operate facilities in other jurisdictions.  Revenue streams will be based on a combination of direct sales from RSI's plants, equipment sales, fees and royalties from licensed facilities and revenue from the sale of Version™ resins.

All of the common shares and warrants issued by RSI pursuant to the private placement are subject to a four month hold period and are subject to restrictions on resale prior to May 8, 2003.

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version™ brand name.  RSI's common shares are listed on the TSX Venture Exchange under the trading symbol "RS".

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (403) 221-0915 Fax: (403) 237-8387 Email: howardg@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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